Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31

		2006	2005

A	Net income as reported, Canadian GAAP ($ millions)	$125.5	$131.3

B	Items adjusting net income ($ millions)	$1.8	$(9.2)

C	Net income, US GAAP ($ millions)	$127.3	$122.1

D	Weighted average number of shares outstanding	103,641,000	111,110,000

E	Net additional shares issuable for diluted earnings per share calculation	2,184,000	3,155,000

	CANADIAN GAAP

	Basic earnings per share (A/D)	$1.21	$1.18

	Diluted earnings per share (A/(D+E))	$1.19	$1.15

	UNITED STATES GAAP

	Basic earnings per share (C/D)	$1.23	$1.10

	Diluted earnings per share (C/(D+E))	$1.20	$1.07